
Mail Stop 3561

October 7, 2008

Ellis Martin
President and Chief Executive Officer
BigSky Productions, Inc.
204 Mescal Circle NW
Albuquerque, NM 87105

RE: Big Sky Productions, Inc.
Registration Statement on Form S-1/A
Filed September 24, 2008
File No. 333-152955

Dear Mr. Martin:

We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan. Therefore, you may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues from business operations, you do not appear to have any supplier agreements, and you do not have any dedicated full-time or part-time employees other than your two officers. Also, although you have presented a plan of operation and reserved a website domain name, you do not have a business plan,

an operational website or other method to reach potential screenwriters or others in your proposed business. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

2. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

Prospectus Cover Page

3. Please specifically identify the account with Delos Stock Transfer Company as an escrow account here on the cover page.

Risk Factors

Plan of Distribution; Terms of the Offering, page 16

4. We note the disclosure that "future actions by creditors in the subscription period could preclude or delay us in refunding your money." Since an escrow account is generally meant to provide protection from creditors, please clarify. Is it your intent to describe the possibility that, although you intend to have subscription funds deposited in an escrow account until the minimum subscription of $50,000 is reached, the escrow may not operate as anticipated to provide creditor protection?

Plan Of Operation, page 28

5. Please revise to clarify which of the identified tasks you anticipate funding with proceeds from the offering and which of the identified tasks will require additional financing.

Executive Compensation, page 31

6. Please revise the Summary Compensation Table to reflect the dollar amount of restricted stock awards to Mr. Martin. See Item 402(n)(2)(v) of Regulation S-K.

7. Please clarify how you will expense the services provided by Mr. Martin to the company. You indicate that "the Capital Account will be reduced," however, there does not appear to be a "Capital Account." Do you mean "Pre-Paid Expenses?"

Exhibit 5.1

8. In light of your new disclosure that Mr. Martin will pay for the stock he holds over the next 12 months by way of providing services, please advise how counsel is able to opine that the shares are "fully paid."

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with questions regarding comments on the non-financial statement disclosures and related matters.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: Via Facsimile (215) 294-1429
        Mr. Timothy S. Orr, Esq.